Exhibit (a)(5)(xix)

ROBBINS UMEDA & FINK LLP
BRIAN J. ROBBINS (190264)
MARC M. UMEDA (197847)
S. BENJAMIN ROZWOOD (181474)
MARK A. GOLOVACH (220760)
ARSHAN AMIRI (246874)
610 West Ash Street, Suite 1800
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991

Attorneys for Plaintiff
SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SAN MATEO

FILE BY FAX

JAMES KENNEY, On Behalf of Himself and	)	Case No. CIV 474870
All Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
)
vs.	)	COMPLAINT BASED UPON SELF-
	)	DEALING AND BREACH OF FIDUCIARY
GENENTECH, INC.,	)	DUTY
ARTHUR D. LEVINSON,	)
HERBERT W. BOYER,	)
DEBRA L. REED,	)
CHARLES A. SANDERS,	)
WILLIAM M. BURNS,	)
ERICH HUNZIKER,	)
JONATHAN K.C. KNOWLES,	)
ROCHE HOLDING AG	)
and DOES 1-25, inclusive,	)
)
Defendants.	)
)
COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     Plaintiff, by his attorneys, submits this Complaint based upon self-dealing and breach of fiduciary duty (the “Complaint”) against the defendants named herein.
SUMMARY OF THE ACTION
     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Genentech, Inc (“Genentech” or the “Company”) common stock against Roche Holding AG (“Roche”), Genentech and certain of the Company’s officers and directors arising out of defendants’ efforts to sell Genentech via an unfair process and at a grossly inadequate price of $89.00 per share (the “Acquisition”) to Roche, already the majority owner of Genentech. In pursuing the unlawful plan to sell Genentech via an unfair process and at an inadequate price, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.
     2. Roche is the majority owner of the Company (owning approximately 56% of the Company’s outstanding shares) and appoints three of the seven members of the Board of Directors of Genentech (the “Board”). Roche uses its position of control of the Company to its advantage, ensuring itself such lucrative arrangements as the option to be the first to license any of Genentech’s products. Roche is fully aware of Genentech’s recent good fortune and the Company’s future possibilities because of its access to the Company’s internal books and records due to its majority ownership.
     3. Recently, Genentech’s major drug, Avastin, was approved by the Food and Drug Administration (the “FDA”) for use in treating breast cancer, resulting in a major boost to Genentech’s sales. Further, it is widely speculated that the FDA will approve Avastin for additional uses, an event that would be a major breakthrough for the Company.
     4. Moreover, Genetech’s product development pipeline is widely known as one of the strongest and deepest in the industry. The Company is constantly developing new uses for its existing drugs, such as using Avastin for colon cancer. Also, Genentech has several new investigational drugs in the later stages of testing by the FDA. As Bank of America analyst Katherine Jim noted “this offer does not appear to assign any value to [Genentech]’s pipeline which is considered one of the deepest most prolific in the industry.”

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     5. Roche, with the help of Genentech’s directors and certain of its officers, is now attempting to take advantage of its controlling position by offering to acquire the Company for an inadequate price. Given Roche’s majority ownership, direct control over three directors and history of ensuring favorable deals with Genentech for itself, the Acquisition is in reality a fait accompli. Roche will use its dominant position to ensure the Acquisition is recommended by the Board and approved by shareholders.
     6. In short, the Acquisition is designed to unlawfully divest Genentech’s public stockholders of their ownership of the Company through a grossly unfair process and for grossly inadequate consideration.
JURISDICTION AND VENUE
     7. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, §10, because this case is a cause not given by statute to other trial courts.
     8. This Court has jurisdiction over this action because certain of the defendants conduct business in and/or have sufficient minimum contacts with California. Genentech is a citizen of California as it is incorporated under the laws of the State of Delaware and has its principal place of business at 1 DNA Way, South San Francisco, California 94080.
     9. Venue is proper in this Court because the conduct at issue took place and had an effect in this County
PARTIES
     10. Plaintiff James Kenney is a shareholder of Genentech.
     11. Defendant Genentech engages in the discovery, development, manufacture and commercialization of pharmaceutical products in the United States. Genentech is incorporated in Delaware and its headquarters are located at 1 DNA Way, South San Francisco, California 94080.
     12. Defendant Arthur D. Levinson is Genentech’s Chairman and Chief Executive Officer.
     13. Defendant Herbert W. Boyer is a Genentech director.
     14. Defendant Debra L. Reed is a Genentech director.
     15. Defendant Charles A. Sanders is a Genentech director.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     16. Defendant William M. Burns is a Genentech director and an employee of Roche.
     17. Defendant Erich Hunziker is a Genentech director and an employee of Roche.
     18. Defendant Jonathan K. C. Knowles is a Genentech director and an employee of Roche.
     19. Defendant Roche is a Swiss company located at Grenzacherstrasse 124, V8 CH-4070 Basel, Switzerland. Roche has offices located in California at 3431 Hillview Avenue, Palo Alto, CA 94304.
     20. The defendants named in ¶¶12-18 are sometimes collectively referred to herein as the “Individual Defendants.”
     21. The true names and capacities of defendants sued herein under California Code of Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this complaint and include these Doe defendants’ true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Company as a result of defendants’ wanton and illegal conduct
DEFENDANTS’ FIDUCIARY DUTIES
     22. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in a sale or change in corporate control the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, including a significant premium. To diligently comply with these duties, neither the directors nor the officers may take any action that:
     (a) adversely affects the value provided to the corporation’s shareholders;
     (b) will discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;
          (c) will otherwise adversely affect their duty to secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
     (d) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Genentech, are obligated under Delaware law to refrain from:
     (a) participating in any transaction where the directors’ or officers’ loyalties are divided;
          (b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal benefit not equally shared by the public shareholders of the corporation; and/or
     (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     24. Plaintiff alleges herein that the defendants, separately and together, in connection with the Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to plaintiff and other public shareholders of Genentech. The Individual Defendants stand on both sides of the transaction, are engaging in self-dealing, are obtaining for themselves personal benefits, including personal benefits not shared equally by plaintiff or the Class (as defined herein), and choosing not to provide shareholders with all information necessary to make an informed decision in connection with the Acquisition. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Genentech common stock in the proposed Acquisition.
     25. Because the Individual Defendants are knowingly or recklessly breaching their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.
THE RELATIONSHIP BETWEEN GENENTECH AND ROCHE
     26. Roche has held a majority position in Genentech since 1990. In June 1999, Roche exercised its option to acquire the remaining shares of Genentech, only to immediately conduct an initial public offering of the Company in July of 1999. Roche, however, remained the majority owner of Genentech and currently owns 55.9% of the Company.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     27. This has allowed Roche to exercise considerable dominance over Genentech. For instance, director defendants Burns, Hunziker and Knowles are employees of Roche. Also, Roche is the primary marketer of Genentech products in countries other than the United States.
     28. Roche currently has the option to be the first to license any of Genentech’s drugs. This option, however, expires in 2015. According to BMO Capital Markets’ analyst Jason Zhang the loss of this option could cost Roche tens of billions of dollars of potential revenue.
     29. Since Roche is the majority owner of Genentech, it already has complete and full insight into Genentech’s business and financial projections. This includes the sales of Genentech’s blockbuster drugs, Rituxan and Herceptin, which have accounted for $2.3 and $1.3 billion in sales, respectively. The jewel of Genentech’s business, however, is its top selling cancer drug, Avastin. In 2007, Avastin accounted for $2.3 billion in sales. This number will likely greatly increase, however, since in April the FDA approved Avastin for use in treating breast cancer.
     30. Furthermore, Genentech has a vast pipeline that develops new products, as well as, new uses for its existing drugs. For instance, many believe that the FDA will approve Avastin for the treatment of early-stage colon cancer, which will be a breakthrough event for the Company.
THE PROPOSED ACQUISITION
     31. On July 21, 2008, Roche announced its cash offer to buy Genentech for $43.7 billion, or approximately $89 a share. This represents an offer of only 8.8% over the Company’s previous day closing price. It is now trading at nearly $94. Also, as part of the offer, Roche stated that it would move its American operations to Genentech’s San Francisco headquarters.
     32. As the table below shows, the premium offered for the Company, compared to other bio-technology deals, significantly undervalues Genentech. Over the past 5 years, the premium offered for bio-technology firms has been approximately 37%, substantially higher than the 9%
Roche is currently offering.
Selected Historical M&A Premiums

				Deal
Announce			Premium	Value
Date	Buyer Name	Seller Name	Offered	($mm)
18-Jul-2008	Teva Pharmaceutical Industries Ltd.	Barr Pharmaceuticals	51%	7,094
16-Jun-2008	Daiichi Sankyo Co., Ltd.	Ranbaxy Laboratories Ltd.	40%	1,587
12-Jun-2008	Invitrogen Corp.	Applera Corp.	10%	6,418

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

				Deal
Announce			Premium	Value
Date	Buyer Name	Seller Name	Offered	($mm)
10-Apr-2008	Takeda Pharmacautical Co., Ltd.	Millenium Pharmaceuticals, Inc.	59%	8,182
10-Dec-2007	Eisai Co., Ltd.	MGI PHARMA, Inc.	18%	3,332
18-Nov-2007	Celgene Corp.	Pharmion Corp.	44%	2,518
20-May-2007	Hologic, Inc.	Cytyc Corp.	46%	6,261
23-Apr-2007	AstraZeneca PLC	Medlmmune Inc.	28%	13,792
20-Feb-2007	Shire PLC	New River Pharmaceuticals, Inc.	17%	2,350
6-Nov-2006	Abbott Laboratories	Kos Pharmaceuticals, Inc.	59%	3,700
21-Sep-2006	Merck KGaA	Serono SA	26%	6,389
5-Sep-2005	Novartis AG	Chiron Corp.	36%	5,489
16-Jun-2005	Pfizer, Inc.	Vicuron Pharmaceuticals, Inc.	79%	1,773
25-Feb-2005	Sankyo Co., Ltd. (Tokyo)	Daiichi Pharmaceutical Co., Ltd.	14%	7,030
26-Jan-2004	Sanofi-Synthelabo SA	Aventis SA	22%	65,251
     33. One of the bio-tech acquisitions that most closely resembles the Acquisition is the acquisition of Chiron Corp (“Chrion”) by Novartis, AG (“Novartis”). At the time of Novartis’ offer to acquire Chiron, Novartis already owned 42% of Chiron’s stock. At the time of the closing of that deal, Novartis offered a 36% premium for Chiron, four times larger than what Roche is offering for Genentech.
     34. Moreover, Roche is well aware of the need to offer a significant premium for bio-technology companies. Earlier this year, Roche acquired Ventana Medical Systems, Inc, for a 71% premium.
     35. However, since Roche already owns nearly 56% ownership of the Company, its direct control of three of seven directors of Genentech and indirect control over the remaining directors, Roche is trying to acquire Genentech and its valuable drugs and pipeline for an inferior price and through an unfair process.
     36. Under Delaware law, Genentech’s public shareholders deserve to receive a fair process in the sale of their company and the maximum value for their shares in such an acquisition. The process and consideration reflected in the Acquisition, however, falls short and does not adequately value the Company.
SELF-DEALING
     37. By reason of their positions with Genentech, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Genentech, and especially the true value and expected increased future value of Genentech and its assets, which

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

they have not disclosed to Genentech’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Genentech’s public shareholders.
     38. The proposed sale is wrongful, unfair and harmful to Genentech’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. Specifically, defendants are attempting to deny plaintiff and the Class their shareholder rights via the sale of Genentech on terms that do not adequately value the Company. Accordingly, the Acquisition will only benefit defendants and to the detriment of Genentech’s public shareholders.
     39. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:
•	Act independently so that the interests of Genentech’s public stockholders will be protected;

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Genentech’s public stockholders; and

•	Solicit competing bids to Genentech’s offer to assure that the Company’s shareholders are receiving the maximum value for their shares.
DEFENDANTS FAILED TO MAXIMIZE SHAREHOLDER VALUE
     40. As a result of defendants’ conduct, Genentech’s public stockholders have been and will continue to be denied the fair process and arm’s-length negotiated terms to which they are entitled in a sale of their Company. In order to meet their fiduciary duties, the Individual Defendants are obligated to explore transactions that will maximize shareholder value, not structure a preferential deal for themselves that will allow them to reap considerable benefits such as ensuring that the Company remains in San Francisco.
     41. The consideration reflected in the Acquisition agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors and officers of Genentech, at the time the Acquisition was announced because, among other things, as recently as January 2, 2008, the Company’s stock was trading above the inadequate proposed Acquisition price and the Company was in the midst of a major management restructuring.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

CLASS ACTION ALLEGATIONS
     42. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Genentech stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.
     43. This action is properly maintainable as a class action.
     44. The Class is so numerous that joinder of all members is impracticable. According to Genentech’s Securities and Exchange Commission filings, there were more than 1 billion shares of Genentech common stock outstanding as of April 30, 2008.
     45. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
          (a) whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;
          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;
          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;
          (d) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Genentech;
          (e) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;
          (f) whether the Individual Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets;

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

          (g) whether defendants Genentech and Roche aided and abetted the Individual Defendants’ breaches of fiduciary duties; and
          (h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.
     46. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.
     47. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.
     48. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
     49. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.
     50. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.
FIRST CAUSE OF ACTION
Claim for Breach of Fiduciary Duties Against the Individual Defendants
     51. Plaintiff repeats and realleges each allegation set forth herein.
     52. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Genentech and have acted to put their personal interests ahead of the interests of Genentech’s shareholders.
     53. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Genentech.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     54. The Individual Defendants have violated their fiduciary duties by causing Genentech to enter into the Acquisition contract without regard to the effect of the proposed transaction on Genentech’s shareholders.
     55. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to the shareholders of Genentech because, among other reasons:
          (a) they failed to take steps to maximize the value of Genentech to its public shareholders and they took steps to give the Individual Defendants and Roche an unfair advantage;
          (b) they failed to properly value Genentech and its various assets and operations;
and
          (c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the proposed Acquisition.
     56. Because the Individual Defendants dominate and control the business and corporate affairs of Genentech, and are in possession of private corporate information concerning Genentech’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genentech which makes it inherently unfair for them to pursue any transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.
     57. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     58. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Genentech’s valuable assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     59. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.
     60. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Genentech’s assets and operations. Unless the proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class and will not engage in arm’s-length negotiations on the proposed Acquisition terms, all to the irreparable harm of the members of the Class.
     61. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Genentech
     62. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     63. Defendant Genentech aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of the Company, including plaintiff and the members of the Class.
     64. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     65. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     66. Defendant Genentech colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     67. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION
Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Roche
     68. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     69. Defendant Roche aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Genentech, including plaintiff and the members of the Class.
     70. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.
     71. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.
     72. Roche colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.
     73. Roche participated in the breach of the fiduciary duties by the Individual Defendants for the purpose of advancing its own interests. Roche obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Roche will benefit, inter alia, from the acquisition of Company for a grossly inadequate and unfair consideration if the Acquisition is consummated.
     74. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.
PRAYER FOR RELIEF
     WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the Individual Defendants; that Genentech and Roche aided and abetted the

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

Individual Defendants’ breaches of fiduciary duties; and that the proposed Acquisition agreement and is therefore unlawful and unenforceable;
     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the highest possible terms for shareholders;
     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genentech’s shareholders until the process for the sale or auction of the Company is completed and the best possible consideration is obtained for Genentech;
     E. Rescinding, to the extent already implemented, the Acquisition agreement or any of the terms thereof;
     F. Imposition of a constructive trust, in favor of plaintiff and members of the Class, upon any benefits improperly received by defendants as a result of their wrongful conduct;
     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: July 22, 2008	ROBBINS UMEDA & FINK LLP BRIAN J. ROBBINS MARC M. UMEDA S. BENJAMIN ROZWOOD MARK A. GOLOVACH ARSHAN AM1RI
/s/ Brian J. Robbins
BRIAN J. ROBBINS
610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991 Attorneys for Plaintiff

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY